SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2009

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2009, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated February 6, 2009, entitled "INTERIM REPORT TO SHAREHOLDERS FOR THE QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2008".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 6, 2009   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary




DRD**GOLD**▶
L I M I T E D

INTERIM REPORT TO SHAREHOLDERS
FOR THE QUARTER AND SIX MONTHS ENDED
31 December 2008

(Incorporated in the Republic of South Africa)
Registration No. 1895/000926/06
JSE share code: DRD • ISIN: ZAE 000058723
Issuer code: DUSM • NASDAQ trading symbol: DROO
("DRDGOLD" or "the company")

GROUP RESULTS

KEY FEATURES

- 65% increase in operating profit

- 30% rise in headline earnings per share

- 2% drop in cash operating costs

- Acquisition of remaining 35% in Elsburg JV (Ergo Phase 1)

- ERPM underground operations suspended

REVIEW OF OPERATIONS

Group		Quarter Dec 2008	Quarter Sep 2008	% Change	Quarter Dec 2007	6 months to 31 Dec 2008	6 months to 30 Jun 2008	6 months to 31 Dec 2007
Gold production								
Continuing operations	oz	**60 057**	70 861	(15)	77 259	**130 918**	141 589	166 416
	kg	**1 868**	2 204	(15)	2 403	**4 072**	4 404	5 176
Discontinued operations	oz	**–**	–	–	3 394	**–**	–	13 427
	kg	**–**	–	–	106	**–**	–	417
Group	oz	**60 057**	70 861	(15)	80 653	**130 918**	141 589	179 843
	kg	**1 868**	2 204	(15)	2 509	**4 072**	4 404	5 593
Cash operating costs								
Continuing operations	US$ per oz	**654**	755	13	703	**709**	678	639
	ZAR per kg	**217 839**	188 967	(15)	153 690	**202 212**	167 950	142 966
Discontinued operations	US$ per oz	**–**	–	–	1 336	**–**	–	1 098
	ZAR per kg	**–**	–	–	281 613	**–**	–	245 885
Group	US$ per oz	**654**	755	13	730	**709**	678	673
	ZAR per kg	**217 839**	188 967	(15)	159 094	**202 212**	167 950	150 639
Gold price received	US$ per oz	**769**	864	(11)	797	**821**	918	739
	ZAR per kg	**255 213**	216 297	18	173 606	**234 150**	225 696	165 254
Capital expenditure	US$ million	**9.2**	9.1	(1)	6.7	**18.3**	24.7	11.8
	ZAR million	**91.8**	70.2	(31)	45.3	**162.0**	185.4	81.8

Issued capital
376 673 613 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 395 709 532

Stock traded	JSE	NASDAQ
Average volume for the quarter per day ('000)	1 185	1 700
% of issued stock traded (annualised)	82	118
Price • High	R6.00	$0.595
• Low	R2.86	$0.285
• Close	R5.50	$0.557

FORWARD LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2008, which we filed with the United States Securities and Exchange Commission on 12 December 2008 on Form 20-F. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

OVERVIEW
Dear shareholder

Safety, health and environment
I report with deep regret the death of one employee in a work-related incident during the quarter under review. Annanias Timbe died from injuries sustained when he fell into the measuring flask of a loading box underground at the No 6 Shaft of Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") on 10 October 2008.

Notwithstanding this sad event, Blyvoor's performance in respect of all of the key safety indicators (per million man hours) showed improvement in the quarter: the Dressing Station Injury Frequency Rate ("DSIFR") improved from 35.33 to 28.64, the Disabling Injury Frequency Rate ("DIFR") from 10.71 to 9.73, the Reportable Injury Frequency Rate ("RIFR") from 5.09 to 4.05, and the Fatal Injury Frequency Rate ("FIFR") from 0.54 to 0.27.

During the quarter, Blyvoor spent R6.7 million on the purchase of additional self-contained self-rescuers and R0.6 million on the expansion of its underground seismic monitoring networks.

As one would expect, East Rand Proprietary Mines Limited ("ERPM") – the underground operations of which were suspended at the end of October 2008 – showed substantial improvement in respect of all of the key safety indicators.

Crown Gold Recoveries (Pty) Limited ("Crown") recorded deterioration only in respect of its RIFR: from 2.28 to 2.84.

The behaviour-based safety initiative reported on in previous quarters was taken forward during the quarter under review. A pilot behaviour-based safety programme is scheduled to be implemented at Blyvoor's No 6 Shaft during March 2009 and then rolled out to the rest of DRDGOLD's operations.

With respect to health matters, we continued to make progress in the areas of occupational hygiene, noise abatement and radiation protection.

Total expenditure on environmental issues during the quarter was some R7.2 million: R2.4 million at Blyvoor, the largest portion of which (R1.3 million) was for slimes clean-up; R0.8 million at ERPM, most of which (R0.6 million) was directed to the rehabilitation trust fund; and R4.0 million at Crown, most of which was spent on site rehabilitation.

Production
Total gold production was 15% lower for the quarter under review at 60 057 oz, reflecting declines in production at ERPM (a consequence of the discontinuation of underground mining) and at Crown. At the latter, this was as a result both of continued overall throughput reduction in order to manage diminishing tailings deposition capacity and later than planned commissioning of the Top Star reclamation site. Blyvoor, however, reported a 4% increase in production, due mainly to an increase in surface yield.

Financial
Total revenue for the quarter was unchanged at R476.8 million and after accounting for cash operating costs, which were 2.0% lower at R406.9 million, and gold in process of R24.4 million, operating profit was 65% higher at R94.3 million.

After deduction of depreciation of R17.1 million, provision for environmental rehabilitation of R9.0 million, and retrenchment costs of R34.4 million, gross profit from operating activities was R33.8 million.

Adjustments for financial liabilities measured at amortised cost, of R39.8 million, profit on the sale of assets and investments of R10.2 million and finance income of R25.7 million took profit before tax to R63.0 million.

Taxation totalled R29.6 million, leaving a net profit of R33.4 million compared with the previous quarter's R8.8 million net loss.

Corporate
As a consequence of the decision taken during the previous quarter to suspend the underground operations of ERPM, we embarked on a 60-day consultation process in terms of Section 189A of the Labour Relations Act. This process affected 1 700 employees and their representatives. We concluded consultations during January 2009 and proceeded to retrench some 1 300 employees. Approximately 109 employees took voluntary retrenchment packages, and 251 took transfers to other DRDGOLD operations or were retained to provide interim maintenance services at ERPM. We have received several offers for ERPM's underground operations and have decided not to accept any of them.

During the quarter, we announced that we had reached agreement with the Mintails group to acquire the remaining 35% of the Elsburg Gold Mining Joint Venture ("Elsburg JV"), the gold component of Ergo Mining (Pty) Limited ("Ergo JV"). Conclusion of this acquisition will result in us owning 100% of the Elsburg JV.

We are very pleased with the progress achieved on Phase 1 of the Ergo JV. Commissioning of the first carbon in leach circuit at the Brakpan plant began on schedule during the December quarter and the project is thus well placed to achieve the 600 000 tpm throughput planned by April 2009. None of our key operating assumptions has to date proven flawed.

A very pleasing adjunct to the Ergo project is the creation – in conjunction with the Ekurhuleni Municipality – of the Ekurhuleni Business Development Academy ("EDBA"). With the Ergo Training Centre as a foundation, a fully accredited, self-sustaining learning institution is being created which will be of benefit to people from the surrounding communities and beyond. The intention is to provide training in the fields of engineering, metallurgy, mining and business support services. Good progress has been made on refurbishment of the premises and the first training modules are expected to begin during February 2009.

Changes to the board

With effect from 1 January 2009, I assumed the role of Chief Executive Officer ("CEO") of DRDGOLD, succeeding John Sayers who retired from the board with effect from 31 December 2008.

The board is grateful to John for the contribution he made during a very challenging period. His strategy of stabilisation and focus transformed the company into the profitable, South African gold miner that it is today. He was instrumental in the divestment of our Australasian assets which, along with the restructuring of our South African assets, has put the company in excellent financial health. He will continue in a consultancy role, with special focus on growth, so that the company can continue to benefit from his expertise and experience.

Professor Douglas Blackmur's appointment to the board of directors ceased on 28 November 2008, after a resolution relating to his re-election was withdrawn at the annual general meeting.

Looking ahead

There appears to be even less certainty as to when the global economic crisis will start to subside. In fact, fears of inflation and currency volatility seem to be on the increase. These uncertain times may continue to provide the "safe haven" attraction of gold, and support the gold price at its current high levels.

Our Ergo surface retreatment project is coming to fruition now and should therefore benefit from the higher gold price. We are also pleased that the Top Star Project is finally up and running, to take advantage of the current gold price trend.

With the global liquidity squeeze, we will remain cautious of long lead capital projects, and avoid projects that we cannot fully cover with the cash and facilities we have at hand. Our focus will therefore remain on increasing efficiencies, managing risks, controlling costs carefully, and taking a very disciplined approach to growth.

Niel Pretorius
Chief Executive Officer

6 February 2009

The condensed consolidated financial statements below have been prepared in accordance with International Financial Reporting Standards ("IFRS") and IAS 34, which is consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2008.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter Dec 2008 Rm Unaudited	Quarter Sep 2008 Rm Unaudited	Quarter Dec 2007 Rm Unaudited	6 months to 31 Dec 2008 Rm Unaudited	6 months to 30 Jun 2008 Rm Unaudited	6 months to 31 Dec 2007 Rm Unaudited
Continuing operations						
Gold and silver revenue	**476.8**	476.7	416.9	**953.5**	994.0	849.9
Net operating costs	**(382.5)**	(419.5)	(368.0)	**(802.0)**	(725.0)	(739.3)
Cash operating costs	**(406.9)**	(416.5)	(369.3)	**(823.4)**	(739.6)	(740.0)
Movement in gold in process	**24.4**	(3.0)	1.3	**21.4**	14.6	0.7
Operating profit	**94.3**	57.2	48.9	**151.5**	269.0	110.6
Depreciation	**(17.1)**	(17.0)	(19.9)	**(34.1)**	(29.4)	(39.6)
Movement in provision for environmental rehabilitation	**(9.0)**	(12.1)	(4.8)	**(21.1)**	(20.7)	(9.5)
Retrenchment costs	**(34.4)**	(0.9)	(5.1)	**(35.3)**	(5.1)	(6.2)
Gross profit from operating activities	**33.8**	27.2	19.1	**61.0**	213.8	55.3
Impairments	**(4.8)**	(47.6)	–	**(52.4)**	(63.9)	–
Administration expenses and general costs	**(32.4)**	(6.1)	(17.7)	**(38.5)**	(40.4)	(40.5)
Share-based payments	**(3.1)**	(1.1)	(0.9)	**(4.2)**	(6.2)	(0.4)
Care and maintenance costs	**(3.1)**	(2.8)	(2.8)	**(5.9)**	(9.9)	(5.3)
Financial liabilities measured at amortised cost	**39.8**	7.3	(0.8)	**47.1**	(88.5)	(0.8)
Profit/(loss) on sale of assets and investments	**10.2**	(1.6)	–	**8.6**	(0.9)	12.0
Finance income	**25.7**	32.9	15.4	**58.6**	62.6	13.1
Finance expenses and unwinding of provisions	**(3.1)**	(2.7)	(4.8)	**(5.8)**	(0.7)	(13.2)
Profit before taxation	**63.0**	5.5	7.5	**68.5**	65.9	20.2
Income tax	**(8.6)**	(15.6)	(3.5)	**(24.2)**	(9.8)	(3.5)
Deferred tax	**(21.0)**	1.3	–	**(19.7)**	81.6	–
Profit/(loss) after taxation	**33.4**	(8.8)	4.0	**24.6**	137.7	16.7
Discontinued operations						
Profit/(loss) for the period from discontinued operations	**–**	–	6.6	**–**	(1.8)	(50.0)
Profit on sale of assets and investments	**–**	–	118.3	**–**	42.9	1 126.3
Impairment from discontinued operations	**–**	–	(44.4)	**–**	(2.3)	(44.4)
Net profit/(loss) for the period	**33.4**	(8.8)	84.5	**24.6**	176.5	1 048.6
Attributable to:						
Ordinary shareholders of the company	**54.7**	3.1	93.2	**57.8**	144.6	850.3
Minority interest	**(21.3)**	(11.9)	(8.7)	**(33.2)**	31.9	198.3
	33.4	(8.8)	84.5	**24.6**	176.5	1 048.6
Other comprehensive income						
Foreign exchange translation	**7.8**	(19.5)	(54.9)	**(11.7)**	20.9	62.7
Mark-to-market of available-for-sale investments	**–**	–	–	**–**	1.7	–
Total comprehensive income/(loss) for the period	**41.2**	(28.3)	29.6	**12.9**	199.1	1 111.3
Attributable to:						
Ordinary shareholders of the company	**62.5**	(16.4)	38.3	**46.1**	167.2	913.0
Minority interest	**(21.3)**	(11.9)	(8.7)	**(33.2)**	31.9	198.3
	41.2	(28.3)	29.6	**12.9**	199.1	1 111.3
Reconciliation of headline profit/(loss)						
Net profit	**54.7**	3.1	93.2	**57.8**	144.6	850.3
Adjusted for:						
– Impairments	**4.8**	47.6	–	**52.4**	63.9	–
– Impairment from discontinued operation	**–**	–	44.4	**–**	2.3	44.4
– Profit on sale of discontinued operations	**–**	–	(118.3)	**–**	(42.9)	(1 126.3)
– (Profit)/loss on sale of assets and investments	**(9.8)**	1.2	–	**(8.6)**	(9.2)	(12.0)
– Minority share of headline earnings adjustment	**1.4**	(12.4)	(10.1)	**(11.0)**	(5.1)	208.9
Headline profit/(loss)	**51.1**	39.5	9.2	**90.6**	153.6	(34.7)
Headline profit/(loss) per share – cents	**13.6**	10.5	2.4	**24.1**	40.8	(9.2)
Basic profit per share – cents	**14.5**	0.8	24.8	**15.3**	38.4	226.3
Diluted headline profit/(loss) per share – cents	**13.6**	10.5	2.4	**24.1**	40.8	(9.2)
Diluted basic profit per share – cents	**14.5**	0.8	24.8	**15.3**	38.4	226.3
Calculated on the weighted average ordinary shares issued of:	**376 598 733**	376 573 381	376 141 981	**376 586 057**	376 261 700	375 669 155

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As at 31 Dec 2008 Rm Unaudited	As at 30 Sep 2008 Rm Unaudited	As at 30 Jun 2008 Rm Audited	As at 31 Dec 2007 Rm Unaudited
Assets				
Property, plant and equipment	**891.2**	821.2	815.6	652.3
Non-current Investments and other assets	**64.8**	65.3	65.3	57.7
Environmental rehabilitation trust funds	**120.7**	116.0	110.8	82.8
Deferred tax	**61.8**	82.8	81.6	–
Current assets	**944.9**	1 036.6	1 189.2	956.6
Inventories	**97.4**	67.4	62.9	69.2
Trade and other receivables	**223.5**	145.2	240.5	123.2
Cash and cash equivalents	**609.0**	809.0	846.1	749.2
Assets classified as held for sale	**15.0**	15.0	39.7	15.0
Total assets	**2 083.4**	2 121.9	2 262.5	1 749.4
Equity and liabilities				
Equity	**1 285.4**	1 240.7	1 305.5	1 130.2
Shareholders' equity	**1 257.4**	1 191.4	1 244.3	1 083.5
Minority shareholders' interest	**28.0**	49.3	61.2	46.7
Long-term liabilities	**93.8**	120.8	125.7	49.2
Post-retirement and other employee benefits	**24.1**	23.4	22.7	21.5
Provision for environmental rehabilitation	**405.7**	394.9	381.3	288.3
Current liabilities	**274.4**	342.1	427.3	260.2
Trade and other payables	**262.2**	270.3	387.4	260.2
Short-term liabilities	**12.2**	34.2	39.9	–
Liabilities classified as held for sale	**–**	37.6	–	–
Total equity and liabilities	**2 083.4**	2 121.9	2 262.5	1 749.4

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Quarter Dec 2008 Rm Unaudited	Quarter Sep 2008 Rm Unaudited	Quarter Dec 2007 Rm Unaudited	**6 months to 31 Dec 2008 Rm Unaudited**	6 months to 30 Jun 2008 Rm Unaudited	6 months to 31 Dec 2007 Rm Unaudited
Balance at the beginning of the period	**1 240.7**	1 305.5	1 251.8	**1 305.5**	1 130.2	143.5
Share capital issued	**0.4**	–	–	**0.4**	2.0	27.1
– for acquisition finance and cash	**–**	–	–	**–**	–	28.0
– for share options exercised	**0.4**	–	–	**0.4**	2.3	–
– for costs	**–**	–	–	**–**	(0.3)	(0.9)
Increase in share-based payment reserve	**3.1**	1.1	0.9	**4.2**	6.2	0.4
Net profit attributed to ordinary shareholders	**54.7**	3.1	93.2	**57.8**	144.6	850.3
Net (loss)/profit attributed to minority shareholders	**(21.3)**	(11.9)	(8.7)	**(33.2)**	31.9	198.3
Dividends declared	**–**	(37.6)	–	**(37.6)**	–	–
Decrease in minorities	**–**	–	(152.1)	**–**	(32.0)	(152.1)
Other comprehensive income/(loss)	**7.8**	(19.5)	(54.9)	**(11.7)**	22.6	62.7
Balance as at the end of the period	**1 285.4**	1 240.7	1 130.2	**1 285.4**	1 305.5	1 130.2

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter Dec 2008 Rm Unaudited	Quarter Sep 2008 Rm Unaudited	Quarter Dec 2007 Rm Unaudited	6 months to 31 Dec 2008 Rm Unaudited	6 months to 30 Jun 2008 Rm Unaudited	6 months to 31 Dec 2007 Rm Unaudited
Net cash in/(out) flow from operations	29.5	25.3	(360.2)	54.8	231.0	(669.9)
Net cash (out)/inflow from investing activities	(81.6)	(46.4)	240.9	(128.0)	(186.5)	2 111.3
Net cash (out)/inflow from financing activities	(149.5)	(2.6)	20.1	(152.1)	27.6	(1 039.5)
(Decrease)/increase in cash and cash equivalents	(201.6)	(23.7)	(99.2)	(225.3)	72.1	401.9
Translation adjustment	1.6	(13.4)	(48.9)	(11.8)	24.8	209.6
Opening cash and cash equivalents	809.0	846.1	897.3	846.1	749.2	137.7
Closing cash and cash equivalents	609.0	809.0	749.2	609.0	846.1	749.2
Reconciliation of net cash in(out)flow from operations						
Profit before taxation	63.0	5.5	7.5	68.5	65.9	20.2
Net operating profit/(loss) from discontinued operations	–	–	6.6	–	(1.8)	(50.0)
	63.0	5.5	14.1	68.5	64.1	(29.8)
Adjusted for:						
Movement in gold in process	(24.4)	3.0	(1.3)	(21.4)	(14.6)	(0.7)
Depreciation and impairment	21.9	64.6	19.9	86.5	93.3	39.6
Movement in provision for environmental rehabilitation	9.0	12.1	4.8	21.1	20.7	9.5
Share-based payments	3.1	1.1	0.9	4.2	6.2	0.4
(Profit)/loss on derivative financial instruments	(39.8)	(7.3)	0.8	(47.1)	88.5	0.8
(Profit)/loss on sale of assets and investments	(10.2)	1.6	–	(8.6)	0.9	(12.0)
Finance expense and unwinding of provisions	(1.8)	(1.6)	(3.9)	(3.4)	3.1	(7.8)
Growth in Environmental Trust Funds	(3.3)	(3.5)	(2.0)	(6.8)	(6.3)	(3.8)
Other non-cash items	1.8	0.9	(18.4)	2.7	(29.3)	17.8
Taxation paid	(24.9)	–	(1.6)	(24.9)	(11.8)	(35.8)
Working capital changes	35.1	(51.1)	(373.5)	(16.0)	16.2	(648.1)
Net cash in/(out) flow from operations	29.5	25.3	(360.2)	54.8	231.0	(669.9)

South African operations

Blyvoor		**Quarter Dec 2008**	Quarter Sep 2008	% Change	Quarter Dec 2007	**6 months to 31 Dec 2008**	6 months to 30 Jun 2008	6 months to 31 Dec 2007
Ore milled								
Underground	t'000	**150**	154	(3)	164	**304**	329	358
Surface	t'000	**889**	884	1	937	**1 773**	1 926	1 793
Total	t'000	**1 039**	1 038	–	1 101	**2 077**	2 255	2 151
Yield								
Underground	g/t	**4.56**	4.65	(2)	4.80	**4.61**	4.46	4.92
Surface	g/t	**0.40**	0.32	25	0.30	**0.36**	0.32	0.31
Total	g/t	**1.00**	0.96	4	0.97	**0.98**	0.92	1.07
Gold produced								
Underground	oz	**21 991**	23 020	(4)	25 302	**45 011**	47 164	56 649
	kg	**684**	716	(4)	787	**1 400**	1 467	1 762
Surface	oz	**11 414**	9 034	26	9 131	**20 448**	19 740	17 619
	kg	**355**	281	26	284	**636**	614	548
Total	oz	**33 405**	32 054	4	34 433	**65 459**	66 904	74 268
	kg	**1 039**	997	4	1 071	**2 036**	2 081	2 310
Cash operating costs								
Underground	US$ per oz	**765**	934	18	823	**852**	815	736
	ZAR per kg	**252 617**	233 929	(8)	179 621	**243 059**	201 706	164 709
	ZAR per tonne	**1 152**	1 088	(6)	862	**1 119**	899	811
Surface	US$ per oz	**251**	451	44	418	**339**	364	412
	ZAR per kg	**84 020**	112 836	26	91 415	**96 752**	89 896	92 175
	ZAR per tonne	**34**	36	6	28	**35**	29	28
Total	US$ per oz	**590**	798	26	715	**692**	682	659
	ZAR per kg	**195 012**	199 799	2	156 232	**197 356**	168 716	147 502
	ZAR per tonne	**195**	192	(2)	152	**193**	156	158
Cash operating profit	US$ million	**6.8**	2.1	224	2.9	**8.9**	15.7	5.7
	ZAR million	**62.3**	16.7	273	19.6	**79.0**	116.8	39.6
Capital expenditure (net)	US$ million	**3.1**	2.2	(41)	2.5	**5.3**	5.8	4.4
	ZAR million	**29.2**	17.4	(68)	17.0	**46.6**	44.1	30.7

Total gold production rose by 4% to 33 405 oz, driven by a 26% increase in gold produced from surface sources to 11 414 oz.

Underground gold production was 4% lower at 21 991 oz, reflecting both a 3% decline in underground throughput to 150 000 t and a 2% decline in the average underground yield to 4.56 g/t. The lower underground gold production is reflective both of a slower than expected return to normal levels of operation following the previous quarter's Section 54 closures and of the Section 54 closure that followed a fatal accident during the quarter under review, which resulted in the loss of two days of production.

Higher surface gold production resulted primarily from a 25% increase in the average surface yield to 0.40 g/t, a consequence of recovering the lower portions of the main tailings dams where yields are characteristically higher. Surface throughput rose by 1% to 889 000 t.

Total cash operating costs were 2% lower at R195 012/kg, a consequence of the increase in total gold production. Underground cash operating costs increased by 8% to R252 617/kg and surface cash operating costs declined by 26% to R84 020/kg.

Cash operating profit was 273% higher at R62.3 million, reflecting higher gold production and a much stronger average Rand gold price received, the latter resulting from a more favourable average Rand/US Dollar exchange rate during the reporting period.

Capital expenditure increased by 68% to R29.2 million, a major line item being the purchase of additional self-contained self-rescuers.

Production build-up on the Way Ahead Project continues according to plan with a rate of 610 m^2 per month being achieved by the end of the quarter under review and 1 200 m^2 per month targeted by the end of the June 2009 quarter.

The 15/29 Incline Project has encountered a slight delay due to late supplier delivery of the winders.

Some 100 former production employees of ERPM mine which has been placed on care and maintenance have been transferred to Blyvoor. They will be deployed to a project to open up more face length on the Main Reef, the objective being to boost volumes at maintained real cost levels.

Crown		Quarter Dec 2008	Quarter Sep 2008	% Change	Quarter Dec 2007	6 months to 31 Dec 2008	6 months to 30 Jun 2008	6 months to 31 Dec 2007
Ore milled	t'000	1 531	2 066	(26)	2 138	3 597	3 950	4 285
Yield	g/t	0.36	0.36	–	0.30	0.36	0.33	0.33
Gold produced	oz	17 747	23 985	(26)	20 737	41 732	42 246	45 108
	kg	552	746	(26)	645	1 298	1 314	1 403
Cash operating costs	US$ per oz	575	544	(6)	617	557	543	562
	ZAR per kg	189 848	136 075	(40)	134 798	158 943	134 479	125 628
	ZAR per tonne	68	49	(39)	41	57	48	41
Cash operating profit	US$ million	3.1	7.7	(60)	3.6	10.8	16.3	7.7
	ZAR million	36.3	60.0	(40)	24.6	96.3	121.8	53.9
Capital expenditure (net)	US$ million	1.2	1.6	25	0.3	2.8	5.3	0.5
	ZAR million	12.8	12.2	(5)	2.2	25.0	38.4	3.7

Total gold production was 26% lower at 17 747 oz, resulting from a 26% decline in total throughput to 1 531 000 t. The average yield was unchanged at 0.36 g/t.

Reasons for the lower throughput are twofold: continuing implementation of the decision announced in the previous quarter to adjust throughput downward to 400 000 tpm in order to address the diminishing capacity of the current tailings deposition site, and a delay of approximately one month in commissioning the Top Star reclamation site.

Regarding the creation of additional tailings deposition capacity, various options – including construction of a pipeline to Ergo's Withok tailings deposition site – are being considered currently.

While two factors delayed the Top Star commissioning – slowing of construction to contain dust pollution during the dry months before the onset of the summer rains, and removal of higher volumes of overburden than was initially anticipated – monthly throughput had reached the targeted 100 000 tpm by the end of the quarter. This is half the planned full recovery rate.

Due to lower gold production, Crown's cash operating costs for the quarter were 40% higher at R189 848/kg and cash operating profit 40% lower at R36.3 million.

Capital expenditure was 5% higher at R12.8 million, the major components of which were completion of Top Star construction and tailings deposition site maintenance.

ERPM		Quarter Dec 2008	Quarter Sep 2008	% Change	Quarter Dec 2007	6 months to 31 Dec 2008	6 months to 30 Jun 2008	6 months to 31 Dec 2007
Ore milled								
Underground	t'000	36	64	(44)	72	100	146	157
Surface	t'000	298	379	(21)	504	677	849	1 010
Total	t'000	334	443	(25)	576	777	995	1 167
Yield								
Underground	g/t	5.19	5.30	(2)	7.11	5.26	4.83	6.76
Surface	g/t	0.30	0.32	(6)	0.35	0.31	0.36	0.40
Total	g/t	0.83	1.04	(20)	1.19	0.95	1.01	1.25
Gold produced								
Underground	oz	6 011	10 899	(45)	16 463	16 910	22 665	34 147
	kg	187	339	(45)	512	526	705	1 062
Surface	oz	2 894	3 923	(26)	5 626	6 817	9 774	12 893
	kg	90	122	(26)	175	212	304	401
Total	oz	8 905	14 822	(40)	22 089	23 727	32 439	47 040
	kg	277	461	(40)	687	738	1 009	1 463
Cash operating costs								
Underground	US$ per oz	1 005	1 062	(5)	777	1 042	966	710
	ZAR per kg	354 011	265 794	(33)	170 171	297 156	239 404	158 765
	ZAR per tonne	1 839	1 408	(31)	1 210	1 563	1 156	1 072
Surface	US$ per oz	1 157	840	(38)	729	975	564	606
	ZAR per kg	370 122	210 385	(76)	159 537	278 198	141 674	135 653
	ZAR per tonne	70	68	(3)	55	69	51	54
Total	US$ per oz	1 054	1 003	(5)	765	1 022	845	681
	ZAR per kg	359 245	251 130	(43)	167 463	291 710	209 959	152 430
	ZAR per tonne	194	261	26	200	225	213	191
Cash operating (loss)/ profit	US$ million	(3.0)	(2.1)	(43)	0.6	(5.1)	2.0	2.4
	ZAR million	(28.8)	(16.5)	(75)	3.5	(45.3)	15.7	16.5
Capital expenditure (net)	US$ million	2.5	0.6	(317)	1.3	3.1	1.9	2.2
	ZAR million	23.5	4.3	(447)	9.0	27.8	14.9	15.2

ERPM's results reflect the effect of only one month of underground mining – a consequence of the previously-announced suspension of the underground mining operation.

Total gold produced was 40% lower at 8 905 oz, reflecting a 45% decline in underground gold production to 6 011 oz and a 26% decline in surface gold production to 2 894 oz.

Underground throughput for the month of October was 36 000 t, down 44% from the previous full quarter's 64 000 t. The average yield was 2% lower at 5.19 g/t.

Lower surface gold production resulted from a 6% decline in the average yield to 0.30 g/t as recovery of lower grade material from the southern face of the Cason dump continued. Surface throughput was down 21% to 298 000 t.

Total cash operating costs were 43% higher at R359 245/kg, reflecting the lower gold production. Underground cash operating costs rose by 33% to R354 011/kg and surface cash operating costs by 76% to R370 122/kg.

The cash operating loss, quarter on quarter, increased by 75% to R28.8 million.

Capital expenditure increased to R23.5 million from R4.3 million, reflecting a land acquisition forming part of an overall plan to realise value for DRDGOLD's property holdings.

Exploration and prospecting

ERPM

All exploration drilling has been terminated due to ERPM's underground operations having been suspended. Final resource estimation for ERPM began during January 2009.

Extension 1

The following mining activities took place in the Extension 1 area in accordance with the revised prospecting programme (all figures in situ):

Area	m^2	SW	G/t	Tons	Grams	Remarks
71e 2e	40	1.10	11.9	121	1 435	
71e 3ae	198	1.37	0.1	743	74	Faulting
71e 3e	34	1.21	5.4	113	609	Faulting
Total	**272**			**977**	**2 118**	

Extension 2

Copies of the Sallies exploration borehole logging and reports from Anglogold Ashanti were exchanged for sampling data and reports from Blyvoor.

Blyvoor

The exploration hole at 38-33 intersected Main Reef and assayed at 1 656 cmg/t. Cover drilling is in progress at 41-18, 38-28 and 38-21. The geologist from ERPM has been seconded to Blyvooruitzicht to assist with the Main Reef exploration.

Three recovery percentage checks for the Doornfontein No 1, 2 and 3 slimes dams were completed and returned respective values of 37.6, 33.4 and 43.9%.

Crown and Ergo

Phase 2 drilling of the Marievale complex has been completed and a survey of all the Marievale slimes dams is in progress.

Discontinued operations

Tolukuma		Quarter Dec 2008	Quarter Sep 2008	% Change	Quarter Dec 2007	6 months to 31 Dec 2008	6 months to 30 Jun 2008	6 months to 31 Dec 2007
Ore milled	t'000	–	–	–	11	–	–	56
Yield	g/t	–	–	–	9.64	–	–	7.45
Gold produced	oz	–	–	–	3 394	–	–	13 427
	kg	–	–	–	106	–	–	417
Cash operating costs	US$ per oz	–	–	–	1 336	–	–	1 098
	ZAR per kg	–	–	–	292 887	–	–	248 751
	ZAR per tonne	–	–	–	2 822	–	–	1 852
Cash operating loss	US$ million	–	–	–	(1.7)	–	–	(2.6)
	ZAR million	–	–	–	(11.5)	–	–	(18.0)
Capital expenditure (net)	US$ million	–	–	–	0.1	–	–	2.2
	ZAR million	–	–	–	0.3	–	–	15.3

CASH OPERATING COSTS RECONCILIATION

Continuing operations

R000 unless otherwise stated		Crown	ERPM	Blyvoor	Total Mine Operations
Total cash costs	**Dec 08 Qtr**	**113 822**	**134 971**	**190 908**	**439 701**
	Sep 08 Qtr	109 130	121 793	212 802	443 725
	6 Mths to Dec 08	222 952	256 764	403 710	883 426
Movement in gold in process	**Dec 08 Qtr**	**(91)**	**3 796**	**20 701**	**24 406**
	Sep 08 Qtr	1 243	1 991	(6 245)	(3 011)
	6 Mths to Dec 08	1 152	5 787	14 456	21 395
Less: Production taxes, rehabilitation and other	**Dec 08 Qtr**	**5 185**	**4 028**	**4 287**	**13 500**
	Sep 08 Qtr	5 111	3 035	3 162	11 308
	6 Mths to Dec 08	10 296	7 063	7 449	24 808
Less: Retrenchment costs	**Dec 08 Qtr**	**–**	**31 111**	**–**	**31 111**
	Sep 08 Qtr	–	858	–	858
	6 Mths to Dec 08	–	31 969	–	31 969
Less: Corporate and general administration costs	**Dec 08 Qtr**	**3 750**	**4 117**	**4 705**	**12 572**
	Sep 08 Qtr	3 750	4 120	4 195	12 065
	6 Mths to Dec 08	7 500	8 237	8 900	24 637
Cash operating costs	**Dec 08 Qtr**	**104 796**	**99 511**	**202 617**	**406 924**
	Sep 08 Qtr	101 512	115 771	199 200	416 483
	6 Mths to Dec 08	206 308	215 282	401 817	823 407
Gold produced – kgs	**Dec 08 Qtr**	**552**	**277**	**1 039**	**1 868**
	Sep 08 Qtr	746	461	997	2 204
	6 Mths to Dec 08	1 298	738	2 036	4 072
Total cash operating costs – R/kg	**Dec 08 Qtr**	**189 848**	**359 245**	**195 012**	**217 839**
	Sep 08 Qtr	136 075	251 130	199 799	188 967
	6 Mths to Dec 08	158 943	291 710	197 356	202 212
Total cash operating costs – US$/oz	**Dec 08 Qtr**	**575**	**1 054**	**590**	**654**
	Sep 08 Qtr	544	1 003	798	755
	6 Mths to Dec 08	557	1 022	692	709



DIRECTORS

(*British) (**American)

Executives:

DJ (Niel) Pretorius (Chief Executive Officer)
CC Barnes (Chief Financial Officer)

Non-executive:

J Turk**

Independent non-executives:

GC Campbell* (Non-Executive Chairman)
RP Hume
EA Jeneker

Company Secretary:

TJ Gwebu

For further information, contact Niel Pretorius at:

Tel: (+27-11) 219-8700

Fax: (+27-11) 476-2637

website: http://www.drdgold.com

Ebsco House 4, 299 Pendoring Avenue, Blackheath
Randburg, South Africa

PO Box 390, Maraisburg, 1700, South Africa

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